Exhibit 17.1

Free Translation from the Hebrew

Thursday, June 29th, 2017

To

Mr. Eli Wales

Chairman of The Board of Directors

My Size Inc.

Re:       Resignation from the Board of Directors – Zeev Levenberg

Following our conversation of today, I hereby advise that I am resigning from the Company’s Board of Directors.

The Resignation is made in connection with the class action which was recently filed and the fact that the legal counsel representing the Company are not the same legal counsel who will represent the independent directors.

As a serving director, and even before the identity of the independent directors’ legal counsel has been decided and approved by the Insurance company, and before any arguments for the defense have been formulated, I wish to avoid a situation whereby, even theoretically speaking, the Company’s defense arguments will not be identical to mine, as a serving director and therefore I see fit that it is not proper that I shall continue to serve as a director, while the legal proceedings are pending.

May I wish you personally and to My size success and prosperity in future.

Regards,
Zeev Levenberg,
45 Uziel St., Givat Shmuel 5401464